# SUBSCRIPTION AGREEMENT

**THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.** THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

**THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS.** ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

**INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f).** LIQUIDPISTON 2024 REG CF SPV, LLC (THE "COMPANY") AND LIQUIDPISTON, INC. (THE "CROWDFUNDING ISSUER") ARE RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

**PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY COMMUNICATIONS FROM THE COMPANY, THE CROWDFUNDING ISSUER OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT, LEGAL OR TAX ADVICE.** IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE CROWDFUNDING ISSUER AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, THE CROWDFUNDING ISSUER, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE CROWDFUNDING ISSUER'S MANAGEMENT.  WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE CROWDFUNDING ISSUER'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.  INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.  NEITHER THE COMPANY NOR THE CROWDFUNDING ISSUER UNDERTAKES ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE CROWDFUNDING ISSUER AND THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING.  NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY OR THE CROWDFUNDING ISSUER.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE.  EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THE CROWDFUNDING ISSUER SINCE THAT DATE.

PURSUANT TO SECTION 6 HEREOF, THE SECURITIES ARE SUBJECT TO AN IRREVOCABLE VOTING PROXY AND POWER OF ATTORNEY AND BY ACCEPTING ANY INTEREST IN SUCH SECURITIES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY THAT IRREVOCABLE VOTING PROXY.

TO:     LiquidPiston 2024 Reg CF SPV, LLC
c/o LiquidPiston Inc., its Manager


Ladies and Gentlemen:

1.      Subscription.

(a)     The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Security Interests (the "Securities"), of LiquidPiston 2024 Reg CF SPV LLC, a Delaware limited liability company (the "Company"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for shares of Common Stock (the "Common Stock") to be acquired from LiquidPiston Inc., a Delaware corporation (the "Crowdfunding Issuer"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to securities issued by the Crowdfunding Issuer on a one-to-one basis with the shares of Common Stock being offered at a price of $11.50 per share (the "Underlying Securities"), plus a 2.5% investor transaction fee. The rights of the Securities are as set forth in the Limited Liability Company Agreement of the Company; and the rights of the Underlying Securities are as set forth in the Certificate of Incorporation and Bylaws of the Crowdfunding Issuer; and any description of the Securities or the Common Stock that appears in the Offering Materials is qualified in its entirety by such document.

(b)     By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Limited Liability Company Agreement of the Company.

(c)     Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Termination Date (defined below); however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancelation right;

(d)     Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company's and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

(e)     Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(f)     Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even though the Subscriber's investment is not made with the Crowdfunding Issuer.

(g)     This Subscription may be accepted or rejected in whole or in part, at any time prior to the Closing (as hereinafter defined), by the Company at its sole discretion.  In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for.  The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected.  If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(h)     The aggregate value of the shares of Common Stock to be sold by the Crowdfunding Issuer shall not exceed $4,999,998.18 (including an investor transaction fee). The Company may accept subscriptions until December 31, 2024 (the "Termination Date"). Provided that subscriptions of $11,787.50 worth of Securities, including a 2.5% investor transaction fee are received, the Company may elect at any time to close all or a portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(i)     In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 8 hereof, which shall remain in force and effect.

(j)     The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription Agreement.

(k)     Each closing of the purchase and sale of the Securities (each a "Closing") shall take place at such time and place as the Company may designate by notice to Subscriber.

2.      Joinder to Limited Liability Company Agreement.

By executing this Subscription Agreement, Subscriber will become party to the Limited Liability Company Agreement of the Company as a Member holding the Security Interests of the Company and does hereby agree to accept the terms of such Limited Liability Company Agreement.

3.      Purchase Procedure.

(a)     Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means.  Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)     Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.      Representations and Warranties of the Company and Crowdfunding Issuer.

The Company and Crowdfunding Issuer, severally and not jointly, each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)     Organization and Standing.  The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer each have all requisite power and authority to own and operate its respective properties and assets, and to execute and deliver this Subscription Agreement and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Crowdfunding Issuer or its business.

12

(b)     Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)     Issuance of the Securities.  The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary action on the part of the Company, and the issuance, sale and delivery of shares of Common Stock to the Company by the Crowdfunding Issuer have been duly authorized by all necessary corporate action on the part of the Crowdfunding Issuer.  The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

(d)     Authority for Agreement.  The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and by all necessary actions of the Crowdfunding Issuer.  Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)     No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 5 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)     Financial statements.  The Company is a newly formed Delaware limited liability company with no material assets, liabilities or operating history as of the first date of the Closing Date.  Complete copies of the Crowdfunding Issuer's financial statements consisting of its consolidated statement of financial position and the related consolidated statements of income and cash flows (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the

Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the respective dates they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. Bennett & Company, PC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)     Proceeds.  The Company shall use the proceeds from the issuance and sale of the Securities solely to purchase shares of Common Stock.  The Crowdfunding Issuer shall use the proceeds from the issuance and sale of shares of Common Stock as set forth in the Offering Materials.

(h)     Litigation.  There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's respective knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any  officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her employment or Board relationship with the Company or the Crowdfunding Issuer or that could otherwise materially impact the Company or Crowdfunding Issuer.

5.      Representations and Warranties of Subscriber.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)     Requisite Power and Authority.  Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Limited Liability Company Agreement and other agreements required hereunder and to carry out their provisions.  All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)     Investment Representations.  Subscriber understands that the Securities have not been registered under the Securities Act.  Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)     Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the

Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)     Illiquidity and Continued Economic Risk.  Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities.  Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities.  Subscriber also understands that an investment in the Company, and indirectly in the Crowdfunding Issuer, involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(e)     Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)     To the Company;

(ii)     To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)     As part of an offering registered under the Securities Act with the SEC; or

(iv)     To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(f)     Investment Limits.  Subscriber represents that either:

(i)     If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

(ii)     If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed $124,000; or

(iii)     If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(g)     Subscriber information. Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a member (or potential shareholder of the Crowdfunding Issuer) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(h)        Crowdfunding Issuer Information.   Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities.  Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment.  Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)        Valuation. The Subscriber acknowledges that the price of the shares of Common Stock which has been used to establish the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Crowdfunding Issuer may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)        Domicile.   Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

(k)        Foreign Investors.   If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities.  Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.        Proxy.

(a) If and to the extent that Subscriber receives any shares of capital stock of the Crowdfunding Issuer as a result of Subscriber's ownership of the Securities, Subscriber hereby appoints the Chief Executive

Officer of the Crowdfunding Issuer (the "CEO"), or his or her successor, as Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of Subscriber, for a period of ten (10) years from the date of acquisition of the applicable Securities (i) vote all Securities and shares of capital stock of the Company or Crowdfunding Issuer held by Subscriber, (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section 6 are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power will survive the merger or reorganization of the Company, and, so long as  Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as Subscriber is an entity, will survive the merger or reorganization of Subscriber or any other entity holding shares of capital stock of the Crowdfunding Issuer. Such proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the Subscriber (including any transferee of any Subscriber); any transferee receiving the Subscriber's Securities (or any portion thereof) shall agree to be bound by the provisions of this Section 6. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock of the Crowdfunding Issuer or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering such Common Stock. The CEO is an intended third-party beneficiary of this Section 6 and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto. If any provision of this proxy or any part of any this Section 6 is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

(b) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the purchase price of the Underlying Securities).    In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c) A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, securityholders of the Company, Crowdfunding Issuer,  interestholders of the Crowdfunding Issuer and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, securityholders of the Company, Crowdfunding Issuer, interestholders of the Crowdfunding Issuer and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d) The Subscriber hereby agrees that the Subscriber, or their Proxy acting on their behalf, will take any and all actions determined by the Manager of the Company in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

7.    Indemnity.

The representations, warranties and covenants made by Subscriber and rights and agreements set forth in Sections 6, 7, 8, 9, 10 and 11(m),herein shall survive the Termination Date.  The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Crowdfunding Issuer within the meaning of Section 15 of the Securities Act, along with the Company and its similarly situated control persons, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by Subscriber to comply with any covenant or agreement made by Subscriber herein or in any other document furnished by Subscriber to any of the foregoing in connection with this transaction.

8.      Lock-Up Period.

To the extent requested by the Company's Manager or the managing underwriter of securities of the Crowdfunding Issuer, the Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer     for its own behalf of shares of its Common Stock or any other equity securities  of the Crowdfunding Issuer under the Securities Act on a registration statement on Form S-1 in connection with the Crowdfunding Issuer's  initial public offering (the "IPO"), and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days, or such other period as may be requested by the Crowdfunding Issuer or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA Rule 2241 and/or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), rules, (i) lend; offer; pledge; sell;  contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Securities, shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock or Securities held immediately before the effective date of the registration statement for the IPO or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 8 shall apply only to the IPO, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscriber only if all officers and directors of the Crowdfunding Issuer are subject to the same restrictions and the Crowdfunding Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than one percent (1%) of the Crowdfunding Issuer's outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding preferred stock). The underwriters in connection with such registration are intended third party beneficiaries of this Section 8 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 8 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Crowdfunding Issuer or the underwriters shall apply pro rata to all Crowdfunding Issuer stockholders that are subject to such agreements, based on the number of shares subject to such agreements.

9.      Governing Law; Jurisdiction.

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to conflicts of law principles.

EACH OF THE SUBSCRIBER, THE COMPANY AND THE CROWDFUNDING ISSUER CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT  NOT ARISING UNDER THE FEDERAL SECURITIES LAWS  MAY BE LITIGATED IN SUCH COURTS.  EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT.  EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY.  EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.  IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

10.      Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to:
> LiquidPiston 2024 Reg CF SPV, LLC
>
> 1292A Blue Hills Avenue,

Bloomfield, CT 06002

Email: invest@liquidpiston.com
Attention: Manager

With a required copy to:
Goodwin Procter LLP,

620 Eighth Avenue,
New York NY 10018 1405

Attn: Stephen Davis, Esq. and
Aaron Berman, Esq.

Email:
SDavis@goodwinlaw.com
ABerman@goodwinlaw.com

If to the Crowdfunding Issuer,
to:  LiquidPiston, Inc.

   1292A Blue Hills Avenue,
Bloomfield, CT 06002
Email: invest@liquidpiston.com
   Attention: CEO

With a required copy to:
Goodwin Procter LLP, 620
Eighth Avenue, New York NY
10018 1405 Attn: Stephen
Davis, Esq. and Aaron Berman,
Esq.

Email:
SDavis@goodwinlaw.com
ABerman@goodwinlaw.com

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.  Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

11. <u>Miscellaneous</u>.

(a)      All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)      This Subscription Agreement is not transferable or assignable by Subscriber.

(c)      The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company, the Crowdfunding Issuer and their respective successors and assigns.

(d)      None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e)      In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)      The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)      This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)      The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person provided, that, notwithstanding anything to the contrary contained in this Subscription Agreement, the Crowdfunding Issuer is an intended third party beneficiary of each of the provisions of this Subscription Agreement and may rely on and enforce such provisions and obligations of the parties hereto as if the Crowdfunding Issuer were a party hereto.

(i)      The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)     This Subscription Agreement may be executed in any number of counterparts, including by electronic transmission, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)     If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)     No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(m) The Subscriber acknowledges and understands that, but for the waiver made herein, the Subscriber may be entitled, upon written demand under oath stating the purpose thereof, to inspect for any proper purpose, and to make copies and extracts from, the Company's, or the Crowdfunding Issuer's stock ledger, a list of its stock or security holders, and its other books and records, and the books and records of subsidiaries of the Company and/or the Crowdfunding Issuer, if any, under the circumstances and in the manner provided in Section 220 of the General Corporation Law of Delaware or Section 18-305 of the Limited Liability Company Act of Delaware as applicable (any and all such rights, and any and all such other rights of the Subscriber as may be provided for in Section 220 of the General Corporation Law of Delaware or Section 18-305 of the Limited Liability Company Act of Delaware as applicable, the "Inspection Rights"). In light of the foregoing, until the first sale of securities of the Company or Crowdfunding Issuer on its own behalf and on behalf of the Company, whether such Inspection Rights would be exercised or pursued directly or indirectly pursuant to Section 220, Section 18-305 or otherwise, and covenants and agrees never to directly or indirectly commence, voluntarily aid in any way, prosecute, assign, transfer, or cause to be commenced any claim, action, cause of action, or other proceeding to pursue or exercise the Inspection Rights. The foregoing waiver shall not affect any rights of a director of the Crowdfunding Issuer, in his or her capacity as such, under Section 220 or Section 18-305 as applicable.

(n)     The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.